Exhibit 77(d)

 Items with respect to security investments

On June 11, 2010, ING Wells Fargo Omega Growth Portfolio had a change in name and sub-adviser. The name was changed to ING Large Cap Growth Portfolio and the sub-adviser is now ING Investment Management Co. Consequently, the strategy was changed to one of investing in large capitalization companies. In addition, the Portfolio is allowed to invest in derivatives, including futures and options.